U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-K

SPECIAL FINANCIAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Alternative Ballistics Corporation

(Exact name of issuer as specified in its charter)

Nevada	85-2764555
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

5940 S. Rainbow Blvd.

Las Vegas, Nevada 89118

(Address, including zip code of principal executive office)

619-326-4411

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

This Special Financial Report on Form 1-K is being filed with the Securities and Exchange Commission (the “SEC”) by Alternative Ballistics Corporation pursuant to Rule 257(b)(2)(i)(A) (the “Rule”) under Regulation A promulgated under the Securities Act of 1933, which requires the filing of audited financial statements for the fiscal year ended December 31, 2023, which is the last completed fiscal year preceding the qualification of the Company’s Offering Statement on Form 1-A (File No. 024-12349) initially filed with the SEC on November 1, 2023 and qualified on February 26, 2024.

ALTERNATIVE BALLISTICS CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Alternative Ballistics Corporation, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Alternative Ballistics Corporation, Inc. (the Company) as of December 31, 2023 and 2022, and the related statements of operations, statements of stockholders’ deficit, and cash flows for the two years period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two years period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has not yet generated any significant revenue, has incurred recurring losses from operations, generated negative cash flows from operating activities and had an accumulated deficit that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans in regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

As discussed in Note 1, the Company has not yet generated any significant revenue, has incurred recurring losses from operations, generated negative cash flows from operating activities and had an accumulated deficit that raise substantial doubt about the Company’s ability to continue as a going concern.

Auditing management’s evaluation of a going concern can be a significant judgment given the fact that the Company uses management estimates on future revenues and expenses, which are difficult to substantiate.

We evaluated the appropriateness of the going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure on going concern.

/s/ M&K CPAS, PLLC

www.mkacpas.com

We have served as the Company’s auditor since 2022.

The Woodlands, Texas

April 25, 2024

F-1

Alternative Ballistics Corporation, Inc

Balance Sheets

	December 31,
	2023	2022
ASSETS
Current assets
Cash	$561,645	$379,192
Prepaid expenses	4,950	5,795
Inventory	32,171	8,250
Total current assets	598,766	393,237

Other Assets
Fixed Assets, net	17,618	21,859
Total other assets	17,618	21,859

Total assets	$616,384	$415,096

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	386,849	266,473
Related Party interest payable	298,063	199,983
Convertible notes payable - short term, net of debt discount	-	100,000
Related Party Convertible Notes payable	-	600,000
Total current liabilities	684,912	1,166,456

Related Party Convertible notes payable - long term, net of debt discount	1,000,000	1,350,000
Total long-term liabilities	1,000,000	1,350,000

Total liabilities	1,684,912	2,516,456

Stockholders’ deficit
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 2,000,000 and 2,000,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively	2,000	2,000
Common stock, $0.001 par value, 250,000,000 shares authorized, 132,725,746 and 61,614,466 shares issued and outstanding as of December 31, 2023 and 2022, respectively	132,726	61,615
Additional paid in capital	41,876,829	3,188,003
Subscriptions Payable	123,334	1,250,000
Accumulated deficit	(43,203,417)	(6,602,979)
Total stockholders’ deficit	(1,068,528)	(2,101,361)

Total liabilities and stockholders’ deficit	$616,384	$415,096

F-2

Alternative Ballistics Corporation, Inc

Statements of Operations

	For the years ended
	December 31, 2023	December 31, 2022

Revenue	$2,279	$-
Less: Cost of Sales	$357
Gross Margin	1,922	-

Operating expenses
Sales and marketing	291,721	428,845
Research and development	23,657	64,257
Professional fees	223,001	269,882
General and administrative	35,757,413	2,953,164
Total operating expenses	36,295,792	3,716,148

Loss from operations	(36,293,870)	(3,716,148)

Other expenses
Interest expense	(306,568)	(237,926)
Total other expenses	(306,568)	(237,926)

Net loss before tax provision	(36,600,438)	(3,954,074)
Tax provision	-	-
Net loss	$(36,600,438)	$(3,954,074)

Net loss per common share - basic and diluted	$(0.42)	$(0.07)

Weighted average number of common shares outstanding - basic and diluted	87,464,105	57,126,139

F-3

Alternative Ballistics Corporation, Inc

Statement of Stockholder’s Deficit

	Series A Preferred Stock		Common Stock		Additional Paid-in	Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Deficit
Balance, December 31, 2021	2,000,000	2,000	52,528,752	52,529	2,082,088	-	(2,648,905)	(512,288)

Shares issued for cash, net of offering cost	-	-	50,000	50	24,950	-	-	25,000
Stock issued for services	-	-	1,150,000	1,150	203,851	-	-	205,001
Stock issued for services, Related Party			7,500,000	7,500	742,500	1,250,000		2,000,000
Shares issued for the settlement of Related Party loans payable	-	-	385,714	386	124,634	-	-	125,020
Interest imputed	-	-	-	-	9,980	-	-	9,980
Net income	-	-	-	-	-	-	(3,954,074)	(3,954,074)
Balance, December 31, 2022	2,000,000	2,000	61,614,466	61,615	3,188,003	1,250,000	(6,602,979)	(2,101,361)

Shares issued for cash, net of offering cost	-	-	4,010,000	4,010	1,800,990	-	-	1,805,000
Stock issued for services	-	-	4,140,000	4,140	2,065,860	123,334	-	2,193,334
Stock issued for services, Related Party			53,050,000	53,050	27,721,950	(1,250,000)	-	26,525,000
Shares issued on conversion of Notes Payable	-	-	9,911,280	9,911	1,119,649	-	-	1,129,560
Fair Value of Warrants issued for service					5,980,377			5,980,377
Net income	-	-	-	-	-	-	(36,600,438)	(36,600,438)
Balance, December 31, 2023	2,000,000	2,000	132,725,746	132,726	41,876,829	123,334	(43,203,417)	(1,068,528)

F-4

Alternative Ballistics Corporation, Inc

Statements of Cash Flows

	For the years ended
	December 31, 2023	December 31, 2022
Cash Flows from Operating Activities
Net loss	$(36,600,438)	$(3,954,074)
Stock Based Compensation	2,193,334	115,000
Loss on debt conversion	111,520	9,980
Fair Value of Warrants	5,980,377	-
Depreciation	10,302	9,641
Stock Based Compensation, related party	26,525,000	2,090,021

Changes in assets and liabilities:
Prepaid expenses	845	(5,795)
Inventory	(23,921)	(8,250)
Accounts payable and accrued liabilities	229,975	222,704
Net cash used in operating activities	(1,573,007)	(1,520,773)

Cash Flows from Investing Activities:
Purchase of fixed assets	(6,061)	(5,485)
Net cash used in investing activities	(6,061)	(5,485)

Cash Flows from Financing Activities:
Proceeds from notes payable - related party	(93,480)	-
Proceeds from convertible notes payable	50,000	1,450,000
Proceeds from sale of common stock	1,805,000	25,000
Net cash provided by financing activities	1,761,520	1,475,000

Net (decrease) increase in cash	182,452	(51,258)

Cash, beginning of period	379,192	430,450

Cash, end of period	$561,645	$379,192

Supplemental disclosure of cash flow information
Cash paid for interest	$199,308	$42,000
Cash paid for taxes

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Loans payable - related party settled with stock	$856,520	$125,020
Debt settled with stock	$161,520	$-
Forgiveness of stock payable by related parties	$1,250,000	$-

F-5

Notes to the Financial Statements

1.	ORGANIZATION AND BUSINESS OPERATIONS

Alternative Ballistics Corporation (the “Company”) was incorporated in the State of Nevada on August 27, 2020. Our offices are located at 5940 S. Rainbow Blvd, Las Vegas, NV 89118.

Alternative Ballistics Corporation is a next generation less-lethal technology company. It is a new venture, which specializes in the production and distribution of a less-lethal impact munition known as “The Alternative® - to Lethal Force” designed for the law enforcement industry.

Basis of Presentation

The accompanying financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the financial statements are issued and determined that substantial doubt exists about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate revenues and raise capital. The Company has not generated sufficient revenues to provide sufficient cash flows to enable the Company to finance its operations internally. As of December 31, 2023, and 2022, the Company had $561,645 and $379,192 cash on hand. At December 31, 2023, and 2022, the Company has an accumulated deficit of $43,203,417 and $6,602,979, respectively. For the twelve months ended December 31, 2023, the Company had a net loss and cash used in operations of $36,600,438 and $1,573,006, respectively. For the twelve months ended December 31, 2022, the Company had a net loss and cash used in operations of $3,954,074, and $1,520,773, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Over the next twelve months management intends to raise additional capital through debt and equity financing in order to develop and test it products. If the Company fails to obtain additional capital the Company may be forced to scale back or discontinue its operations. However, there is no guarantee the Company will raise capital to continue operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

F-6

Fair Value of Financial Instruments

The Company measures fair value in accordance with Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements. ASC 820 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurements. ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date.

The reported fair values for financial instruments that use Level 2 and Level 3 inputs to determine fair value are based on a variety of factors and assumptions. Accordingly, certain fair values may not represent actual values of the Company’s financial instruments that could have been realized as of December 31, 2022, and 2021 or that will be recognized in the future, and do not include expenses that could be incurred in an actual settlement. The carrying amounts of the Company’s financial assets and liabilities, such as cash, prepaid expenses, inventory, accounts payable and accrued liabilities, and related party and third-party notes payables approximate fair value due to their relatively short maturities. The Company’s notes payable to related parties approximates the fair value of such instrument based upon management’s best estimate of terms that would be available to the Company for similar financial arrangements at December 31, 2023, and 2022.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs.

Related parties

The Company follows ASC 850, “Related Party Disclosures” for reporting activities with related parties. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when future undiscounted cash flows resulting the use of the asset and its eventual disposition are less than the asset’s carrying amount. In such situations, the asset is written down to the present value of the estimated future cash flows. Factors that are considered when evaluating long-lived assets for impairment include a current expectation that it is more likely than not that the long-lived asset will be sold significantly before the end of its useful life, a significant decrease in the market price of the long-lived asset, and a change in the extent of manner in which the long-lived asset is being used. Based on management’s assessment there were no impairments to its long-lived assets at December 31, 2023 and 2022.

F-7

Property and Equipment

Property and equipment are recorded at cost for purchases over $500 and depreciated using the straight-line method over the estimated useful lives ranging from three to ten years. The Company capitalizes direct costs associated with property and equipment in accordance with ASC 360 – Property, Plant, and Equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the related lease. Expenditures for ordinary repairs and maintenance are expensed as incurred.

Advertising

The Company expenses the cost of advertising, including promotional expenses, as incurred. Advertising expenses for the twelve months ended December 31, 2023, and 2022 was $80,638 and $79,821, respectively.

Research and Development

Costs related to the conceptual formulation and design of products and processes are charged to Research and Development as incurred. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Subsequent to product qualification, product costs are included in cost of goods sold. Research and Development expenses for the twelve months ended December 31, 2023, and 2022 was $23,657 and $64,257, respectively.

Stock-based Compensation

The Company recognizes stock-based compensation issued to employees in accordance with ASC 718 – Compensation: Stock Compensation, based on the fair value of the equity instrument in exchange for employee services and the resulting recognition of compensation expense.

Income Taxes

The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company’s cash balances are placed at financial institutions, which at times, may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash

Basic and Diluted Loss per Share

The Company follows ASC Topic 260 to account for the earnings per share. Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The Company reports earnings (loss) per share in accordance with FASB Codification Topic ASC 260-10 “Earnings Per Share”, Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented for the year ending December 31, 2023 and December, 2022, respectively since the effect of the assumed exercise of options and warrants to purchase common shares (common stock equivalents) would have an anti-dilutive effect. There are 20,890,313 and 22,666,667 additional shares issuable in connection with outstanding options, warrants, stock payable and convertible debts as of December 31, 2023 and December, 2022, respectively.

F-8

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires companies that lease assets (lessees) to recognize the assets and related liabilities for the rights and obligations created by the leases on the balance sheet for leases with terms exceeding 12 months. ASU 2016-02 defines a lease as a contract or a part of a contract that conveys the right to control the use of identified assets for a period of time in exchange for consideration. The lessee in a lease will be required to initially measure the right-of-use asset and lease liability at the present value of remaining lease payments, as well as capitalize initial direct costs as part of the right-of-use asset. ASU 2016-02 is effective for the Company for the year ending December 31, 2021. Early adoption is permitted. The Company is evaluated an impact and noted that the new standard does not have a material impact on the Company’s results of operations or cash flows.

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (subtopic 815-40),” which reduces the number of accounting models in ASC 470-20 that require separate accounting for embedded conversion features. As a result, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost as long as no other features require bifurcation and recognition as derivatives. By removing those separation models, the effective interest rate of convertible debt instruments will be closer to the coupon interest rate. Further, the diluted net income per share calculation for convertible instruments will require the Company to use the if-converted method. The treasury stock method should no longer be used to calculate diluted net income per share for convertible instruments. The amendment will be effective for the Company for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is evaluated the impact and noted that the new standard does not have a material impact on the Company’s results of operations or cash flows.

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2023, and 2022 comprise of the following:

	December 31,
	2023	2022	Estimated Useful Lives
Tooling and molds	86,711	85,525	10 years
Computer equipment	7,467	3,712	3 years
Furniture and fixtures	3,964	2,844	5 years
	98,142	92,081
Less accumulated deprecation	(80,524)	(70,222)
Total property and equipment, net	17,618	21,859

Depreciation expense for the years ended December 31, 2023, and 2022 was $10,302 and $9,641, respectively.

F-9

4.	CONVERTIBLE NOTES

The Company has the following notes outstanding:

	December 31,
	2023	2022
Note payable, secured, 15% interest, due October, 2023	$-	$100,000

On October 21, 2022, the Company issued a convertible promissory notes with a principal amount of $100,000. The notes bear interest at a rate of 12% per annum and matured on October 21, 2023. In September 2023, the company converted the principal and accrued interest on the note into 446,080 shares of common stock. The Company recorded a loss of $112,520 on the note conversion.

Interest expense for the years ended December 31, 2023, and 2022 was $9,144 and $2,339, respectively.

5.	NOTES PAYABLE TO RELATED PARTIES

On September 17, 2017, the Company entered into two unsecured promissory note agreement with a related parties for working capital purposes for total proceeds of $125,000. The promissory notes are due on demand. The Company used 8% imputed interest as there was no formal agreement with the note holders. On May 9, 2022, the Company issued 385,714 of its common stock valued at $125,000 to settle its debt payable in the amount of $135,000.

Total imputed Interest for the year ended December 31, 2023, and 2022 was $0 and $9,980, respectively.

6.	CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

The company had the following convertible notes payable related party outstanding:

	December 31,
	2023	2022
Related party convertible note payable, secured, 15% interest, due August 2023	$-	$250,000
Related party convertible note payable, secured, 15% interest, due October 2023	-	350,000
Related party convertible note payable, secured, 15% interest, due March 2025	1,000,000	1,000,000
Related party convertible note payable, secured, 15% interest, converted September, 2023	-	350,000
Total Related Party Convertible Notes Payable	$1,000,000	$1,950,000
Less Current Portion	-	600,000
Related Party Convertible Notes Payable - Long Term	$1,000,000	$1,350,000

On August 13, 2021, the Company issued a convertible promissory note with a principal amount of $250,000. The note bears interest at 15% per annum and matured on August, 2022. The note and accrued interest are convertible at the option of the noteholder at $0.10 per share but would mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In August, 2022, upon maturity of the $250,000 convertible promissory note, the Company paid the accrued interest to its holder and extended the term of the promissory note until August 13, 2023. In August, 2023, upon maturity of the $250,000 convertible promissory note, the company converted the principal balance on the note into 5,000,000 shares of common stock and paid the accrued interest on the note, pursuant to the terms in the agreement.

On December 31, 2021, the Company issued a convertible promissory notes with a principal amount of $350,000. The note bears interest at a rate of 15% per annum, matured on December 31, 2022. On December 31, 2022 upon maturity of the $350,000 convertible promissory note, the Company extended the term of the promissory note until December 31, 2024 at the same rate of interest. The notes and accrued interest are convertible at the option of the noteholder at $0.10 per share but will mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In October, 2023 the company paid $200,000 of principal and accrued interest and converted the remaining principal of the $350,000 convertible promissory into 2,565,200 shares of common stock, pursuant to the terms in the agreement.

F-10

On March 30, 2022, the Company issued a convertible promissory note with a principal amount of $1,000,000. The note bears interest at a rate of 15% per annum and matures on March 30, 2024. In 2023, the company extended the term of the promissory note until March 29, 2025, at the same rate of interest. As consideration for the extension, the Company issued 10,000,000 shares on 17 month warrants exercisable at $0.025 per share.

On October 18, 2022, the Company issued a convertible promissory notes with a principal amount of $350,000. The notes bear interest at a rate of 15% per annum and matured on October 18, 2023. In September, 2023, the company converted the principal balance on the note into 1,400,000 shares of common stock and paid the accrued interest on the note, pursuant to the terms in the agreement.

Relate Parties interest expense and accrued interest for the year ended December 31, 2023 was $297,387 and $298,063 respectively. Interest expense and accrued interest in connection with these notes for the year ended December 31, 2022 was $225,607 and $199,983 respectively.

Interest expense and accrued interest for the year ended December 31, 2023 was $306,568 and $298,063 respectively. Interest expense and accrued interest in connection with these notes for the year ended December 31, 2022 was $237,926 and $202,323 respectively.

7.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded the valuation allowance due to the uncertainty of future realization of federal and state net operating loss carryforwards. The deferred income tax assets are comprised of the following at December 31, 2023 and 2022:

	2023	2022
Deferred income tax assets:	$967,549	$568,107
Valuation allowance	(967,549)	(568,107)
Net deferred tax asset	$-	$-

Reconciliation between the statutory rate and the effective tax rate is as follows at December 31, 2023 and 2022:

	2023	2022
Effective Tax Rate Reconciliation:
Federal statutory tax rate	21.0%	21.0%
State taxes, net of federal benefit	0.0%	0.0%
Change in valuation allowance	(21.0)%	(21.0)%
Effective tax rate	0.0%	0.0%

The current income tax benefit of $399,442 and 367,226 generated for the year ended December 31, 2023 and 2022, respectively, was offset by an equal increase in the valuation allowance. The valuation allowance was increased due to uncertainties as to the Company’s ability to generate sufficient taxable income to utilize the net operating loss carryforwards which is the only significant component of deferred taxes.

F-11

As of December 31, 2023, the Company had net operating loss carryforwards of approximately $4,607,377 in net operating loss carryforwards expire in 2024 through 2031. The current year’s net operating loss will carryforward indefinitely, limited to 80% of the current year taxable income.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of December 31, 2023 and 2022 the Company has no unrecognized uncertain tax positions, including interest and penalties.

8.	STOCKHOLDERS’ EQUITY

Stock Warrants

On March 4, 2021, the Company sold 2,500,000 shares of common stock and 10,000,000 2-year warrants exercisable at $0.025 for cash proceeds of $250,000. These shares and warrants were sold for cash. On March 4, 2023, the warrants expired.

On August 23, 2023, the Company issued 10,000,000 shares on 17 month warrant exercisable at $0.025 per share, as consideration for extending a maturing note payable of $1,000,000.

On July 11, 2023, the Company sold 400,000 shares of common stock and 400,000 1-year warrants exercisable at $0.25 per share for cash proceeds of $100,000. These shares and warrants are included in the common stock sold for cash below.

On October 3, 2023, the Company issued 2,000,000 shares on 1-year warrants exercisable at $0.25 per share for services rendered.

On October 6, 2023, the Company issued 2,000,000 shares on 1-year warrants exercisable at $0.25 per share for services rendered.

The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option plan:

December 31,
	2023	2022
Average risk-free interest rates	5.15 - 5.49%	-%
Average expected life (in years)	1.0 - 1.6	-
Volatility	62.9 - 84.3%	-%

F-12

The following is a summary of activity of outstanding common stock warrants:

	Number of Shares	Weighted Average Exercise Price

Balance, December 31, 2020	-	-
Warrants granted and assumed	10,000,000	$0.25
Balance, December 31, 2021	10,000,000	$0.25
Warrants granted and assumed	-	-
Balance, December 31, 2022	10,000,000	$0.25
Warrants expired	(10,000,000)	$0.25
Warrants granted and assumed	14,400,400	$0.18
Balance, December 31, 2023	14,400,000	$0.18

The warrants were expensed immediately due to the vesting period, resulting in $5,980,378 of stock-based compensation expense during the year ended December 31, 2023.

Overview

The Company is authorized to issue up to 250,000,000 shares of common stock with a par value of $0.001. The Company is also authorized to issue 5,000,000 and 5,000,000 shares of preferred stock and Series A preferred stock with a par value of $0.001, respectively.

As of December 31, 2023, and 2022, there were 132,725,746 and 61,614,466 shares of common stock issued and outstanding, respectively.

As of December 31, 2023 and 2022, there were 0 and 0 shares of Preferred stock issued and outstanding, respectively.

As of December 31, 2023 and 2022, there were 2,000,000 and 2,000,000 shares of Series A Preferred stock issued and outstanding, respectively.

Series A Preferred Stock

On September 10, 2020, the Board of Directors approved the designation of a class of preferred stock “Series A Preferred Stock” consisting of five million 5,000,000, par value $0.001.

On September 10, 2020, the Company issued 2,000,000 shares of Preferred Stock to its CEO as founder shares.

Under the Certificate of Designation, holders of the Series A Preferred Stock are entitled to vote together with the holders of the Company’s common stock on all matters submitted to shareholders at a rate of one hundred (100) votes for each share held. The formal designation was filed on September 30, 2022

Common Stock

During the year ended December 31, 2022, the Company issued 385,714 of its common stock valued at $125,000 to settle certain related party debt in the amount of $125,000.

During the year ended December 31, 2022, the Company issued 50,000 shares of common stock for cash proceeds of $25,000.

F-13

During the year ended December 31, 2022, the Company issued 8,650,000 shares valued at $955,000 for service, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2022, the Company accrued $1,250,000 in stock payable for services, which is based on the price the Company raised capital during the year. The stock was issued in 2023.

During the year ended December 31, 2023, the Company issued 4,010,000 shares of common stock for cash proceeds of $1,805,000.

During the year ended December 31, 2023, the Company issued 9,911,280 shares of common stock to settle principal and accrued interest on convertible promissory notes of $1,129.560.

During the year ended December 31, 2023, the Company issued 57,190,000 shares valued at $28,718,334 for service, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2023, the Company accrued $123,334 in stock payable for services, which is based on the price the Company raised capital during the year.

9.	SUBSEQUENT EVENTS

On January 1, 2024, the Company entered into a two year operating lease for office space.

On February 26, 2024, the SEC qualified the Company’s Regulation A offering, listed at $2.00 a share.

On March 29, 2024, the Company extended the term of the $1,000,000 promissory note until March 29, 2025, at the same rate of interest.

F-14

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Special Financial Report on Form 1-K to be signed on its behalf by the Company, thereunto duly authorized, in the city of Las Vegas, Nevada on June 13, 2024.

Alternative Ballistics Corporation

By:	/s/ Steven Luna
Steven Luna
Chief Executive Officer (Principal Executive Officer)

This Special Financial Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven Luna	Chief Executive Officer and Director (Principal Executive Officer)	June 13, 2024
Steven Luna

/s/ Jason LeBlanc	Chief Operations Officer and Director	June 13, 2024
Jason LeBlanc

/s/ Vanessa Luna	Executive Vice President and Chairman of the Board	June 13, 2024
Vanessa Luna

/s/ Richard Nagle	Chief Financial Officer	June 13, 2024
Richard Nagle	(Principal Financial Officer and Principal Accounting Officer)